Filed by Anthem, Inc.

(Commission File No. 001-16751) pursuant

to Rule 425 under the Securities Act of

1933 and deemed filed pursuant to

Rule 14a-6(b) under the Securities Exchange

Act of 1934

Subject Company: Cigna Corporation

Commission File No. 001-08323

Commission File No. for Registration Statement on

Form S-4 filed by Anthem, Inc.: 333-207218

IMPORTANT REMINDER TO VOTE YOUR PROXY

November 13, 2015

Dear Shareholder:

Our records reflect that you have not yet voted your shares with respect to the Special Meeting of Anthem, Inc. (“Anthem”) scheduled to be held on Thursday, December 3, 2015. At the meeting you will be asked to approve (i) the issuance of Anthem common stock to Cigna Corporation (“Cigna”) shareholders as part of the consideration in the merger agreement between Anthem and Cigna, and (ii) adjournment of the Special Meeting, if necessary or appropriate, to solicit additional proxies.

Our Board of Directors has recommended that you vote FOR the proposals presented at the Special Meeting.

A proxy statement explaining the proposals to be voted upon was sent to you previously. If have any questions or require an additional set of proxy materials please contact MacKenzie Partners, which is assisting with the solicitation, by phone at (800) 322-2885 (toll free) or at +1(212) 929-5500 (outside of the United States) or by email at proxy@mackenziepartners.com.

For your convenience we have enclosed a duplicate proxy card which includes instructions for you to vote by telephone or the internet. You may also vote by mail by using the enclosed postage-paid envelope.

Your vote is very important. Please vote today.

Thank you in advance for your attention to this matter. If you have recently voted, please disregard this reminder.

Sincerely,

Kathleen S. Kiefer

Corporate Secretary

IMPORTANT INFORMATION FOR INVESTORS AND SHAREHOLDERS

NO OFFER OR SOLICITATION

This communication does not constitute an offer to sell or a solicitation of an offer to sell or a solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

The proposed transaction between Anthem, Inc. (“Anthem”) and Cigna Corporation (“Cigna”) will be submitted to Anthem’s and Cigna’s shareholders for their consideration. In connection with the transaction, Anthem has filed with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4, including Amendment No. 1 thereto, containing a joint proxy statement of Anthem and Cigna that also constitutes a prospectus of Anthem. The registration statement was declared effective by the SEC on October 26, 2015. Each of Anthem and Cigna commenced mailing the definitive joint proxy statement/prospectus to its shareholders on or about October 28, 2015. This communication is not a substitute for the registration statement, definitive joint proxy statement/prospectus or any other document that Anthem and/or Cigna have filed or may file with the SEC in connection with the proposed transaction.

INVESTORS AND SECURITY HOLDERS OF ANTHEM AND CIGNA ARE URGED TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY AS THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders may obtain free copies of the registration statement containing the definitive joint proxy statement/prospectus and other documents filed with the SEC by Anthem or Cigna through the web site maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Anthem are available free of charge on Anthem’s internet website at http://www.antheminc.com or by contacting Anthem’s Investor Relations Department at (317) 488-6390. Copies of the documents filed with the SEC by Cigna are available free of charge on Cigna’s internet website at http://www.cigna.com or by contacting Cigna’s Investor Relations Department at (215) 761-4198.

PARTICIPANTS IN THE SOLICITATION

Anthem, Cigna and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. You can find information about Anthem’s executive officers and directors in Anthem’s annual report on Form 10-K for the year ended December 31, 2014 and its definitive proxy statement filed with the SEC on April 1, 2015. You can find information about Cigna’s executive officers and directors in Cigna’s annual report on Form 10-K for the year ended December 31, 2014 and its definitive proxy statement filed with the SEC on March 13, 2015. Additional information regarding the interests of such potential participants is contained in the definitive joint proxy statement/prospectus of Anthem and Cigna filed with the SEC. You may obtain free copies of these documents using the sources indicated above.